Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: February 13, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVIII”); General Fusion Inc., a British Columbia limited company (“General Fusion”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVIII will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVIII, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVIII will change its name to “General Fusion Inc.”

On February 10, 2026, the following article by Ryohtaroh Satoh and Jamie Smyth was published online by the Financial Times (www.ft.com).

Fusion funding deals hit record as start-ups move from labs to listings

Investors pile in to technology promising cheap and abundant power in hope it is finally approaching commercial viability

Venture capital firms participated in 43 fusion fundraisings last year, with $2.3bn invested © Cassandra Klos/Bloomberg

Nuclear fusion start-ups completed a record number of funding rounds last year to raise their biggest total since 2021, as the sector inches towards commercial reality.

Venture capital firms participated in 43 fundraisings, according to data from private markets group PitchBook, with $2.3bn invested.

Investors have piled in to fusion businesses in recent years amid high hopes that the technology, which promises cheap, abundant and carbon-free energy, is finally approaching economic viability.

Unlike nuclear fission, which releases energy by splitting atoms, fusion aims to replicate the reaction that powers the sun, generating energy by forcing atomic nuclei to combine under extreme heat or pressure.

While much of the nascent industry’s funding remains private, some fusion start-ups are beginning to look to public markets to finance projects that now run into the billions of dollars.

General Fusion said last month it would pursue a merger with a special purpose acquisition company in a deal that would value the Canadian business at roughly $1bn and make it the first pure-play fusion company to be publicly listed when it closes in mid-2026.

In December TAE Technologies also said it would seek a public listing through an all-stock merger with Trump Media & Technology Group, valuing the fusion company at $6bn.

Investor appetite has so far appeared robust. The price of the so-called Pipe funding — private money from institutional investors raised as part of a Spac deal — that backs General Fusion has been set at $12 a share, 20 per cent above the IPO price.

Retail investors “love anything futuristic. So even though these companies are very, very far in the future, retail isn’t afraid of that”, said Kristi Marvin, founder and chief executive of SPACInsider, a data provider.

Executives say funding dynamics are beginning to diverge within the sector.

Ally Yost, senior vice-president at Commonwealth Fusion Systems, the best-funded fusion company with about $3bn raised, said the industry was seeing “more rounds happening, but with smaller dollars” among newer entrants.

But she said that at the same time there was a shift among more established groups into “much more capital-intensive phases” as companies move from slide-deck concepts to the construction of costly physical machines.

No private fusion company has yet achieved commercially viable fusion. Most frontrunners are developing demonstration devices — scaled-down versions of future power plants intended to prove their technology can produce more electricity than it consumes.

CFS is building a pre-commercial device and plans to construct its first commercial plant in the US in the early 2030s, according to Yost. Helion Energy, another well-funded company, is targeting its first electricity sales by the end of 2028. General Fusion is also testing a pre-commercial device.

Despite facing funding challenges in 2025, General Fusion has maintained a more cautious approach than some rivals, according to its chief executive, Greg Twinney. Rather than making “multibillion-dollar bets” on a single machine, the company has tested individual components at a smaller scale, an approach he said could deliver comparable milestones with “order of magnitude less capital”.

Sceptics, however, warn that fusion remains an unproved technology with a long path to commercial relevance.

“You have got unproven technologies that are years and years away from cashflow … and they are getting these crazy, crazy valuations,” said Ted Brandt, founder and chief executive of Marathon Capital, a clean energy investment bank.

“You tell me how that possibly makes sense. That essentially means we are all funding the next SpaceX.”

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Business Combination”), SVIII intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), which will include a prospectus with respect to SVIII’s securities to be issued in connection with the proposed Business Combination and a proxy statement to be distributed to holders of SVIII’s Class A ordinary shares in connection with SVIII’s solicitation of proxies for the vote by SVIII’s shareholders with respect to the proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVIII plans to file the definitive Proxy Statement with the SEC and to mail copies to SVIII’s shareholders as of a record date to be established for voting on the proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVIII may file with the SEC. Before making any investment or voting decision, investors and securityholders of SVIII and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about General Fusion, SVIII and the proposed Business Combination. Investors and securityholders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVIII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVIII may be obtained free of charge from SVIII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVIII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVIII’s shareholders in connection with the proposed Business Combination. For more information about the names, affiliations and interests of SVIII’s directors and executive officers, please refer to the final prospectus from SVIII’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “IPO Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVIII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVIII’s, General Fusion’s, or their respective management teams’ expectations concerning the proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine 26 (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVIII and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVIII’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVIII and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVIII related to the Business Combination Agreement or the proposed Business Combination; (viii) failure to realize the anticipated benefits of the proposed Business Combination; (ix) the inability to maintain the listing of SVIII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the proposed Business Combination may not be completed by SVIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVIII; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVIII nor General Fusion presently know or that SVIII and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the risks to be described in the Registration Statement; and those discussed and identified in filings made with the SEC by SVIII from time to time. General Fusion and SVIII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVIII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVIII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed Business Combination, in SVIII’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.